OUTBOUND TELEPHONE SCRIPT


Good (morning, afternoon, evening), can I please speak with ______ ? (Mr./Ms.) _________ , my name is (full name) and I am calling on behalf of your investment with the Putnam __________ Fund. I wanted to confirm that you have received the proxy material for the shareholder meeting scheduled to take place on January 13, 2005. Have you received it?

If YES: Great. As a convenience to you, I can go ahead and record your voting instructions over the phone if you would like. Your Board of Trustees is recommending a vote in favor of the proposal. Would you
like to vote along with the recommendations of your Board?   Thank you.
I am recording your ______ vote. For confirmation purposes, may I please have your city, state, and zip code? Thank you. You will receive written confirmation of your voting instructions in the mail.

If NO: Sorry to hear that. I can have another package sent out to you. (Mr./Ms.) ______, to insure that we have your correct address, may I please have your city, state, and zip code? Okay, thank you. You will receive the material shortly. Once you receive the material you can contact us to answer any questions you may have and also to issue your vote right over the phone, rather than mailing back the proxy card. If you have a pen or pencil handy, I'll leave you with our toll-free number. That number is 1-800-780-7316.

For REVIEW: If you would like, I can review the meeting agenda with you right now and would be happy to answer any questions you may have.
Would you like me to do so?

If they don't wish to vote: When you have a few moments, please review the proxy material and vote your shares by contacting us directly toll-free at 1-800-780-7316. You may also log on to the website listed on your proxy card, or sign the proxy card and mail it in the enclosed envelope.

FOR ALL CALLS: (Mr./Ms.) ______ , your vote is very important and your time is greatly appreciated. Thank you and have a nice (morning, afternoon, evening).




The Putnam Funds

There is still time to vote on a proposal that affects your mutual fund!

Dear Shareholder:

You recently received a proxy statement requesting your vote on a proposal that affects the management of your Putnam fund. Our records show that we have not yet received your completed ballot. We have included another copy of the proxy ballot and a postage-paid return envelope for your convenience. As you may know, action on your part saves the funds money.

Your vote is important to us. We appreciate the time and consideration I am sure you will give this important matter. If you have any questions about the proposal, please call 1-800-780-7316 or consult your financial advisor.

Sincerely,

John A. Hill, Chairman


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